UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☐	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	Commission File Number

JUST ENERGY GROUP INC.

(Exact name of Registrant as specified in its charter)

Canada	4924	Not Applicable
(Province or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

6345 Dixie Road, Suite 200

Mississauga, Ontario, Canada L5T 2E6

(905) 795-4206

(Address and telephone number of Registrant’s principal executive offices)

Corporation Service Company

1090 Vermont Avenue N.W.

Washington DC 20005

(800) 927-9800

(Name, address (including zip code) and telephone number

(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares without par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such rule.

Yes ☐ 82-☐	No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐	No ☒

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐	No ☐

FORWARD LOOKING INFORMATION

The safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, applies to forward-looking information provided pursuant to “Off-Balance Sheet Arrangements” and “Tabular Disclosure of Contractual Obligations” in this Registration Statement on Form 40-F.

This Registration Statement on Form 40-F (the “Registration Statement) contains or incorporates by reference forward looking statements. All statements other than statements of historical fact included or incorporated by reference in this Registration Statement that address activities, events or developments that we expect or anticipate may or will occur in the future are forward looking statements, and indicate such things as customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, distributable cash, and treatment under governmental regulatory regimes.

Such forward looking statements are subject to risks, uncertainties and other factors, many of which are beyond our control, including, but not limited to: credit, commodity and other market-related risks including availability of supply, volatility of commodity prices, availability of credit, market risk, energy trading inherent risk, customer credit risk, counterparty credit risk, electricity supply balancing risk, and natural gas supply balancing risk; operational risks including, reliance on information technology systems, reliance on third party service providers, outsourcing arrangements, dependence on independent sales contractors, independent representatives and brokers, electricity and gas contract renewals and attrition rates, dividends are not guaranteed and will fluctuate with the performance of the Registrant, earnings volatility; model risk, commodity alternatives, capital asset and replacement risk, credit facilities and other debt arrangements, disruptions to infrastructure, expansion strategy and future acquisitions; legal, regulatory and securities risks including legislative and regulatory environment, investment eligibility, nature of convertible debentures, dilution from the issue of additional shares; restrictions on potential growth, changes in legislation, dependence on federal and provincial legislation and regulation, environmental, health and safety laws, regulations and liabilities, disruptions to infrastructure or in the supply of fuel or natural gas and technological advances, and, in the case of National Energy Corporation, buyouts and returns of water heaters, social or technological changes affecting the water heater, furnace or air conditioner market, concentration and product failures of water heater, furnace and air-conditioner suppliers and geographic concentration of the Canadian water heater market; and possible failure to realize anticipated benefits of the acquisitions of Hudson Energy Services LLC (“Hudson”) and Fulcrum Retail Holdings LLC (“Fulcrum”), reliance on key Hudson and Fulcrum personnel, potential undisclosed liabilities associated with the acquisitions of Hudson and Fulcrum and failure to protect Hudson or Fulcrum’s intellectual property.

These and additional factors are described in more detail in our Annual Information Form dated June 29, 2011, for the fiscal year ended March 31, 2011, attached hereto as Exhibit 99.1, our short form prospectus, dated September 15, 2011, attached hereto as Exhibit 99.80 and our interim consolidated financial statements for the six months ended September 30, 2011, attached hereto as Exhibit 99.10. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. Prior to fiscal periods commencing April 1, 2011, the Registrant prepared its financial statements which are filed with this Registration Statement in accordance with Canadian generally accepted accounting practices (“GAAP”), and such financial statements are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies. Significant differences between Canadian GAAP and United States GAAP are described in the supplemental note to the audited consolidated financial statements of the Registrant included herein as Exhibit 99.9. The Registrant’s financial statements for the periods ended June 30, 2011 and September 30, 2011, included in Exhibits 99.10 and 99.12 attached to this

Registration Statement, are prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements. IFRS differ in some significant respects from United States GAAP, and thus the Registrant’s financial statements may not be comparable to the financial statements of United States companies. These differences between IFRS and United States GAAP might be material to the financial information presented in this registration statement.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes the contractual obligations of the Registrant as of March 31, 2011:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Accounts payable and accrued liabilities	$282,805	$282,805	$—	$—	$—
Bank indebtedness	2,314	2,314	—	—	—
Long-term debt (contractual cash flow)	652,397	94,117	99,099	119,684	339,497
Interest payments	173,609	45,430	61,282	45,470	21,427
Property & equipment lease arrangements	30,662	8,333	10,955	6,533	4,841
Billing, collections & supply commitments	4,974	4,974	—	—	—
Grain production contracts	9,181	7,082	2,099	—	—
Gas and electricity purchase commitments	3,173,789	1,498,293	1,405,699	267,505	2,292
Total	$4,329,731	$1,943,348	$1,579,134	$439,192	$368,057

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises, or transactions in said securities.

B.	Consent to Service of Process

Concurrently with the filing of this Registration Statement on Form 40-F, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the agent for service of process shall be communicated promptly to the Commission by an amendment to the Form F-X.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

JUST ENERGY GROUP INC.

Date: January 18, 2012	By:	/s/ BETH SUMMERS
	Name:	Beth Summers
	Title:	Chief Financial Officer

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this Registration Statement on Form 40-F.

Exhibit	Document

Annual Information

99.1	Annual Information Form for the Registrant for the year ended March 31, 2011

99.2	Audited Consolidated Financial Statements for the fiscal year ended March 31, 2011

99.3	Management’s Discussion and Analysis for the fiscal year ended March 31, 2011

99.4	Annual Report for the fiscal year ended March 31, 2011

99.5	Annual Information Form for the Registrant for the year ended March 31, 2010

99.6	Audited Consolidated Financial Statements for the fiscal year ended March 31, 2010

99.7	Management’s Discussion and Analysis for the fiscal year ended March 31, 2010

99.8	Annual Report for the fiscal year ended March 31, 2010

99.9	Reconciliation of Canadian GAAP to U.S. GAAP for the fiscal years ended March 31, 2011 and 2010

Quarterly Information

99.10	Interim Consolidated Financial Statements for the six months ended September 30, 2011

99.11	Management’s Discussion and Analysis for the six months ended September 30, 2011

99.12	Interim Consolidated Financial Statements for the three months ended June 30, 2011

99.13	Management’s Discussion and Analysis for the three months ended June 30, 2011

99.14	Interim Consolidated Financial Statements for the nine months ended December 31, 2010

99.15	Management’s Discussion and Analysis for the nine months ended December 31, 2010

99.16	Interim Consolidated Financial Statements for the six months ended September 30, 2010

99.17	Management’s Discussion and Analysis for the six months ended September 30, 2010

99.18	Interim Consolidated Financial Statements for the three months ended June 30, 2010

99.19	Management’s Discussion and Analysis for the three months ended June 30, 2010

Shareholder Meeting Materials

99.20	Report of voting results with respect to the Annual Meeting held on June 29, 2011

99.21	Management Information Circular, dated May 20, 2011, with respect to the Annual Meeting to be held on June 29, 2011

99.22	Notice of Annual Meeting to be held on June 29, 2011

99.23	Report of voting results with respect to the Annual and Special Meeting held on June 29, 2010

99.24	Management Information Circular, dated May 27, 2010, with respect to the Annual and Special Meeting to be held on June 29, 2010

News Releases

99.25	Press Release, dated January 3, 2012

99.26	Press Release, dated December 13, 2011

99.27	Press Release, dated December 2, 2011

99.28	Press Release, dated November 8, 2011

99.29	Press Release, dated November 3, 2011

99.30	Press Release, dated October 3, 2011

99.31	Press Release, dated October 3, 2011

99.32	Press Release, dated October 3, 2011

99.33	Press Release, dated September 22, 2011

99.34	Press Release, dated September 2, 2011

99.35	Press Release, dated August 31, 2011

Exhibit	Document

99.36	Press Release, dated August 25, 2011

99.37	Press Release, dated August 11, 2011

99.38	Press Release, dated August 3, 2011

99.39	Press Release, dated July 5, 2011

99.40	Press Release, dated June 3, 2011

99.41	Press Release, dated May 19, 2011

99.42	Press Release, dated May 3, 2011

99.43	Press Release, dated April 4, 2011

99.44	Press Release, dated March 3, 2011

99.45	Press Release, dated February 10, 2011

99.46	Press Release, dated February 2, 2011

99.47	Press Release, dated January 5, 2011

99.48	Press Release, dated January 4, 2011

99.49	Press Release, dated December 16, 2010

99.50	Press Release, dated December 6, 2010

99.51	Press Release, dated December 3, 2010

99.52	Press Release, dated November 9, 2010

99.53	Press Release, dated November 3, 2010

99.54	Press Release, dated October 1, 2010

99.55	Press Release, dated September 3, 2010

99.56	Press Release, dated August 12, 2010

99.57	Press Release, dated August 4, 2010

99.58	Press Release, dated July 2, 2010

99.59	Press Release, dated June 29, 2010

99.60	Press Release, dated June 4, 2010

99.61	Press Release, dated May 20, 2010

99.62	Press Release, dated May 7, 2010

99.63	Press Release, dated May 5, 2010

99.64	Press Release, dated May 5, 2010

99.65	Press Release, dated April 19, 2010

99.66	Press Release, dated April 5, 2010

99.67	Press Release, dated April 1, 2010

Material Change and Business Acquisition Reports

99.68	Material Change Report, dated December 20, 2011

99.69	Material Change Report, dated September 9, 2011

99.70	Material Change Report, dated August 26, 2011

99.71	Material Change Report, dated January 6, 2011

99.72	Business Acquisition Report, dated May 19, 2010, relating to the acquisition of Hudson Parent Holdings, LLC

99.73	Material Change Report, dated May 14, 2010

99.74	Material Change Report, dated April 27, 2010

Other Material Documents

99.75	Notice of the Registrant to conduct a Normal Course Issuer Bid, dated December 13, 2011

99.76	Third Supplemental Trust Indenture, dated November 30, 2011

99.77	Fourth Amended and Restated Credit Agreement among Just Energy Ontario L.P. and Just Energy (U.S.) Corp., as Borrowers and Canadian Imperial Bank of Commerce, as Administrative Agent and Sole Lead Arranger and National Bank of Canada, as Syndication Agent, and Royal Bank of Canada, as Co-Documentation Agent, and Societe General, as Co-Documentation Agent and Canadian Imperial bank of Commerce and each other financial institution from time to time party hereto as a Canadian Lender, as Canadian Lenders and Canadian Imperial Bank of Commerce – New York Agency and each other financial institution from time to time part hereto as a US Lender, as US Lenders, dated as of January 1, 2011 (the “Credit Agreement”)

Exhibit	Document

99.78	First Amendment to the Credit Agreement, dated October 3, 2011

99.79	Second Supplemental Trust Indenture, dated September 22, 2011

99.80	Final Short Form Prospectus, dated September 15, 2011

99.81	Underwriting Agreement, dated September 7, 2011 between the Registrant and CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., Haywood Securities Inc. and Jacob Securities Inc.

99.82	Purchase and Sale Agreement by and among Just Energy (U.S.) Corp., Just Energy Group Inc. Fulcrum Retail Holdings LLC and Fulcrum Power Services L.P., dated August 24, 2011

99.83	Notice of the Registrant regarding a change in its corporate structure, dated January 12, 2011

99.84	By-laws of the Registrant

99.85	First Supplemental Trust Indenture, dated January 1, 2011

99.86	Second Supplemental Trust Indenture, dated January 1, 2011

99.87	Confirmation of Subordination Agreement among the Registrant, Canadian Imperial bank of Commerce and Computershare Trust Company of Canada, dated January 1, 2011

99.88	Confirmation of Subordination Agreement among the Registrant, Canadian Imperial bank of Commerce and Computershare Trust Company of Canada, dated January 1, 2011

99.89	Dividend Reinvestment and Share Purchase Plan, as amended and restated on January 1 , 2011

99.90	The Registrant’s 2010 Restricted Share Grant Plan

99.91	The Registrant’s 2010 Share Option Plan

99.92	The Registrant’s 2010 Director’s Compensation Plan

99.93	Notice of the Registrant regarding a change to its auditor

99.94	Trust Indenture between the Registrant and Computershare Trust Company of Canada, dated May 5, 2010

99.95	Final Short Form Prospectus, dated April 28, 2010

99.96	Equity Interest Purchase Agreement by and among Just Energy (U.S.) Corp, Hudson Energy Corp., Hudson Parent Holdings LLC, the Stockholders of Hudson Energy Corp., the Members of Hudson Parent Holdings LLC and Lake Capital Partners LP, as Sellers’ Representative

99.97	Underwriting Agreement, dated April 20, 2010, between the Registrant and RBC Dominion Securities Inc., GMP Securities L.P., CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc. and TD Securities Inc.

Consents

99.98	Consent of Ernst & Young LLP

99.99	Consent of KPMG LLP

99.100	Consent of Burnet, Duckworth & Palmer LLP